Mail Stop 3561

January 26, 2010

Mr. Robert G. Berry
Chief Executive Officer
Gameplan, Inc
3701 Fairview Road
Reno, NV 89511

> **Re: Gameplan, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **File No. 000-27435**

Dear Mr. Berry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services